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                             FOR IMMEDIATE RELEASE


Contacts:
---------

Patti J. McAtee
Director, Corporate Communications
(402) 341-4500

Joele Frank
Abernathy MacGregor Group Inc.
(212) 371-5999


         CALENERGY COMMENCES TENDER OFFER FOR 6,540,670 SHARES OF NYSEG
                        COMMON STOCK AT $24.50 PER SHARE

         New York, New York, July 18, 1997, CalEnergy Company, Inc. ("CalEnergy") (NYSE, PSE and LSE symbol: CE) announced today that its wholly owned subsidiary CE Electric (NY), Inc. has formally commenced a cash tender offer for 6,540,670 common shares of New York State Gas & Electric Corporation ("NYSEG") (NYSE symbol: NGE) at a price of $24.50 per share. Holders tendering their shares will also be entitled to retain the regular 35(cent) dividend payable in August, 1997.

         The purpose of the tender offer is to acquire shares which, together with the shares of Common Stock currently owned by CalEnergy and its affiliates, will represent 9.9% of the outstanding Common Stock of NYSEG, the maximum percentage that can be acquired without certain federal and state regulatory approvals. The tender offer is CalEnergy's first step toward the intended acquisition of 100% of NYSEG's outstanding Common Stock.

         The tender offer is scheduled to expire at 12:00 midnight, New York City time, on Thursday, August 14, 1997, unless extended.

         David L. Sokol, Chairman and Chief Executive Officer of CalEnergy, said, "Our proposed business combination would yield many benefits for NYSEG's shareholders, customers, employees and the State of New York. It is CalEnergy's continued hope to meet with NYSEG management promptly to discuss our $27.50 per share cash merger proposal."

         The tender offer is not subject to any financing condition. It is, however, conditioned upon, among other things (i) at least 6,540,670 shares of Common Stock being validly tendered and not withdrawn and (ii) the expiration or termination of all waiting periods imposed by the Hart-Scott-Rodino Antitrust Improvement Act.

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         Lehman Brothers Inc. and Credit Suisse First Boston Corporation are
acting as financial advisors to CalEnergy and as Dealer Managers in connection with the tender offer. MacKenzie Partners, Inc. is acting as the Information Agent for the tender offer.

         CalEnergy, which manages and owns interests in over 5,000 net MW of power generation facilities in operation, construction and development worldwide, currently operates 19 generating facilities and also supplies and distributes electricity to 1.5 million customers.

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